UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Galyan’s Trading Company, Inc.

(Name of Subject Company (issuer))

Diamondbacks Acquisition Inc.
Dick’s Sporting Goods, Inc.

(Names of Filing Persons (offerors))

Common Stock, no par value

(Title of Class of Securities)

36458R101

(CUSIP Number of Class of Securities)

William R. Newlin, Esq.
Executive Vice President and Chief Administrative Officer
Dick’s Sporting Goods, Inc.
300 Industry Drive
Pittsburgh, PA 15275

with a copy to:

Lewis U. Davis, Jr., Esq.
Jeremiah G. Garvey, Esq.

Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$339,841,336	$43,057.90

SIGNATURE
SECOND AMENDED AND RESTATED CREDIT AGREEMENT

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 17,435,368 shares of Galyan’s common stock, which is all of the issued and outstanding common stock as set forth in the Merger Agreement, a copy of which was filed as Exhibit (d)(1) to the Schedule TO filed by Dick’s Sporting Goods, Inc. on June 29, 2004, at a purchase price of $16.75 per share. The transaction valuation also includes the offer price of $16.75 per share multiplied by 2,853,667, the number of exercisable options outstanding as set forth in the Merger Agreement that could be tendered.

** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $126.70 per million dollars of the transaction valuation amount.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,057.90
Form or Registration No.: Schedule TO
Filing Party: Dick’s Sporting Goods, Inc. and Diamondbacks Acquisition Inc.
Date Filed: June 29, 2004

[  ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[X]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Statement”) (originally filed with the Securities and Exchange Commission on June 29, 2004 and as amended by Amendment No. 1 on July 12, 2004 and Amendment No. 2 on July 21, 2004) relates to an offer by Diamondbacks Acquisition Inc., an Indiana corporation (“Purchaser”) and a wholly-owned subsidiary of Dick’s Sporting Goods, Inc., a Delaware corporation (“Dick’s” or the “Parent”) to purchase all of the outstanding common stock, no par value per share (the “Shares”), of Galyan’s Trading Company, Inc., an Indiana corporation (“Galyan’s” or the “Company”) at a purchase price of $16.75 per share, net to the seller in cash and without interest thereon, upon the terms and conditions as described in the Offer to Purchase, dated June 29, 2004 (as amended, the “Offer to Purchase”), a copy of which has been filed as Exhibit (a)(1)(A) to the original filing of the Statement, and the related letter of transmittal and the instructions thereto, a copy of which has been filed as Exhibit (a)(1)(B) to the to the original filing of the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 7.      Source and Amount of Funds

     Item 7 of the Statement, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

1.      The “Summary Term Sheet” in the Offer to Purchase is amended by supplementing the disclosures contained under the heading “Conditions and Termination” by inserting after the first full paragraph on page Q-3, a new paragraph as follows: “The offer is not conditioned on Dick’s obtaining financing. Dick’s has renegotiated its senior secured credit facility, so that it is amended and restated in its entirety subject to Dick’s meeting specified conditions to the amendment taking effect which conditions are set forth in the amended credit agreement. Upon effectiveness, the amended credit agreement increases the facility to $350 million in availability and permits it to be used to finance the offer and the merger. See Section 12 — ‘Source and Amount of Funds.’”

2.      “Section 12 — Source and Amount of Funds” in the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is not conditioned upon any financing arrangements.

     The Purchaser will need approximately $305 million to purchase all Shares, plus pay for outstanding options under the Company’s option plans and rights under the Company’s employee stock purchase plan and to pay related fees and expenses. Dick’s and Purchaser have amended and restated their existing senior secured credit facility, entered into as of July 26, 2000, among Dick’s and certain lenders and General Electric Capital Corporation as agent, in its entirety so as to provide for revolving loans in an aggregate principal amount of up to $350 million. In total, including the potential repayment of the Company’s indebtedness, approximately $373 million is required to fund and consummate the Offer and the Merger.

     As of May 29, 2004, Dick’s had cash and cash equivalents and short-term investments in the amount of $162 million.

     The Purchaser’s source of funds for the Offer is contributions or intercompany loans from Dick’s. Dick’s expects, based upon the combination of internally available cash and borrowings under an amended revolving line of credit, to have sufficient cash on hand at the expiration of the Offer to contribute or lend to Purchaser to pay the offer price for all Shares in the Offer.

     On July 28, 2004, Dick’s amended and restated in its entirety its revolving line of credit (subject to Dick’s meeting specified conditions to the amendment taking effect which conditions are set forth in the amended credit agreement), among Dick’s, certain lenders and General Electric Capital Corporation as agent. This second amended and restated senior secured revolving credit facility provides for revolving loans in an aggregate outstanding principal amount of up to $350 million, including up to $75 million in the form of letters of credit. In addition to cash and cash equivalents and short-term investments on hand, Dick’s intends to use borrowings under it to purchase all the Shares, to pay for outstanding options and rights under the Company employee stock purchase plan, to pay related fees and expenses and to cover the Company’s indebtedness for borrowed money. On June 14, 2004, Dick’s obtained a waiver under its previous senior secured revolving credit facility to permit Dick’s and Diamondbacks to enter into the Merger Agreement and the Shareholder Tender Agreement.

     While working with its lenders to amend and restate its credit facility, Dick’s also negotiated with another lender to provide an alternative source of financing to be used in lieu of any expanded or replaced credit facility with General Electric Capital Corporation. As a result, Dick’s obtained a commitment from Merrill Lynch Capital Corporation (“Merrill Lynch”) to provide a senior secured interim loan facility to Dick’s in the aggregate amount of up to $175 million. Dick’s currently has no intention to enter into any revolving credit facility with Merrill Lynch, but instead to rely on the funds obtained from its amended and restated senior secured revolving credit facility with General Electric Capital Corporation and its cash and cash equivalents and short-term investments to fund the purchase of the Shares and complete the Offer and the Merger.

Description of Second Amended and Restated Senior Secured Revolving Credit Facility

     The following is a description of the terms of Dick’s new amended and restated senior secured revolving credit facility which will become effective upon the closing date of the tender offer. A copy of the second amended and restated credit agreement executed on July 28, 2004 is filed as an exhibit to this Amendment to the Tender Offer Statement on Schedule TO filed by Dick’s pursuant to Rule 14d-3 under the Exchange Act with the SEC in connection with the Offer. Reference is made to such exhibit for a more complete description of the proposed terms and conditions of the amended and restated senior secured revolving credit facility, and this summary description is qualified in its entirety by such document.

     The availability under Dick’s amended and restated senior secured revolving credit facility is generally limited to the lesser of 70% of Dick’s eligible inventory or 85% of Dick’s inventory’s liquidation value, in each case net of specified reserves and less any letters of credit outstanding.

     Interest on outstanding indebtedness under the amended and restated senior secured revolving credit facility currently accrues, at Dick’s option, at a rate based on either:

the prime corporate lending rate or

at the LIBOR rate plus 1.25% to 1.75% based on
the level of our total borrowings during the prior three months.

     The amended and restated senior secured revolving credit facility matures on May 30, 2008. The amended and restated senior secured revolving credit facility contains both conditions precedent that must be satisfied for the amendment to become effective and for Dick’s to borrow as well as affirmative and negative covenants to which Dick’s and its subsidiaries, which will include Galyan’s and its subsidiaries following the successful completion of the Offer and the consummation of the Merger, must adhere.

     Conditions precedent to the amendment becoming effective and the initial borrowing include: (i) the lenders receive all documents including opinions and agreements which they reasonably request, (ii) evidence satisfactory to the agent that Dick’s obtained all consents and approvals including from governmental agencies, (iii) evidence satisfactory to the agent of the existence of insurance policies, (iv) payment of agent and lender fees and expenses, (v) absence of litigation by governmental authorities relating to the credit facility or the transactions it contemplates, (vi) acquisition in the Galyan’s tender offer of at least a majority of Galyan’s shares on a fully diluted basis at the tender offer price of $16.75 per share and the aggregate fees and closing costs for the Galyan’s acquisition do not exceed $20 million, (vii) absence of an event or circumstance that would have a material adverse effect on Dick’s and its subsidiaries, (viii) lender satisfaction with the corporate, capital tax and legal structure of Dick’s and its subsidiaries and any earnout or deferred compensation arrangements with Dick’s management, (ix) delivery of financial projections satisfactory to the agent, (x) Dick’s has used at least $155 million of existing cash-on-hand to acquire Galyan’s shares in the Galyan’s tender offer, (xi) accuracy of Dick’s representations and warranties, (xii) making of loans or issuance of letter of credit do not violate applicable laws, (xiii) absence of events which constitute or would constitute a default, and (xiv) after giving effect to any loan or letter of credit the borrowing base is not exceeded. Conditions precedent to subsequent borrowings or issuances of letters of credit include items (xi) through (xiv) of the preceding sentence.

     The affirmative covenants include (i) delivery of financial statements and other information, including providing further assurance and appraisals, (ii) payment of obligations, (iii) continuation of business, (iv) maintenance of existence, (v) compliance with laws, leases and material contractual obligations, (vi) maintenance of property and insurance and books and records, (vii) use of proceeds and (viii) actions to complete the Offer and consummate the Merger.

     The negative covenants of the amended and restated senior secured revolving credit facility that concern Dick’s and its subsidiaries, include, without limitation, restrictions (with certain limited exceptions) on the ability of Dick’s (and its subsidiaries) to:

•	make particular investments;

•	redeem capital stock;

•	enter into or be a party to any lending, borrowing or other commercial transactions with subsidiaries, affiliates or its employees

•	create or permit to exist liens on its properties in excess of certain specified amounts;

•	make changes to its business objectives or certain changes to its capital structure, including the issuance of additional capital stock in certain circumstances;

•	sell, transfer, convey, assign or dispose of its assets or properties other than inventory sold in the ordinary course of business;

•	acquire any ERISA affiliate;

•	use, store, generate, treat or dispose of any hazardous materials, except in compliance with applicable laws;

•	engage in certain sale-leaseback, synthetic lease or similar transaction;

•	cancel any claim of indebtedness Dick’s has owing to it;

•	engage in any speculative investments; or

•	cancel or terminate any material contracts.

     The amended and restated senior secured revolving credit facility imposes the following additional obligations and restrictions (with certain limited exceptions), among others, on Dick’s, unless a waiver or amendment is obtained:

     Indebtedness. Except as permitted in Dick’s amended and restated senior secured revolving credit agreement, neither Dick’s nor any of its subsidiaries will be permitted to create, incur, assume, guarantee or permit to exist (i) any indebtedness for borrowed money or for the deferred purchase price of property or services, (ii) any obligations evidenced by notes, bonds, debentures or similar instruments, (iii) any indebtedness created or arising under any conditional sale or other title retention agreements with respect to property acquired by Dick’s or any of its subsidiaries, (iv) certain capital lease obligations, (v) certain guaranteed indebtedness, (vi) any obligations of Dick’s or any subsidiary of Dick’s under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate option contract, foreign exchange contract, currency swap agreement, futures contract, option contract, synthetic cap, commodity purchase or option agreements or other similar agreement or contract designed to protect Dick’s or any of its subsidiaries against fluctuations in interest rates, currency values or commodity prices, as the case may be, or other hedging or derivative agreements, (vii) any indebtedness referred to above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or in property (including accounts and contract rights) owned by Dick’s or any of Dick’s subsidiaries, even though they have not assumed or become liable for the payment of such indebtedness, and (viii) any guarantees or other obligations to make loans or advances to another person.

     Dick’s amended and restated senior secured revolving credit facility, permits the following types of indebtedness: (i) indebtedness related to deferred taxes, (ii) subordinated loans from or among Dick’s and its subsidiaries, made after the merger between Diamondbacks and Galyan’s, (iii) indebtedness under interest rate agreements that are non-speculative and do not involve commodities options or futures contracts, (iv) intercompany loans, by Dick’s to Diamondbacks for the purpose of purchasing the Shares, and by Dick’s to Galyan’s for the purpose of paying off Galyan’s existing credit agreement and providing Galyan’s working capital up to a specified amount, (v) non-cash obligations for construction in progress, (vi) trade payables, (vii) certain leasing transactions, (viii) certain existing obligations, and (ix) other secured and unsecured indebtedness up to specified amounts.

     Acquisitions. Other than the Offer and the Merger, neither Dick’s nor its subsidiaries are permitted, directly or indirectly without obtaining a consent under the amended and restated senior secured revolving credit facility, to merge, consolidate or acquire non-subsidiary entities, assets or capital stock of any entity or form, acquire or hold any subsidiary (except certain currently permitted holdings) except that Dick’s (so long as no default has occurred and is continuing or would occur as a result of such merger) may merge with and into a wholly-owned subsidiary with Dick’s as the surviving corporation.

     Restricted Payments. Neither Dick’s nor any subsidiary will be permitted to declare or pay any cash dividend on, or make any payment on account of, the purchase, redemption, defeasance, retirement or other acquisition of, any Dick’s capital stock or the capital stock of any of its subsidiaries, or make any other distribution in respect thereof, or set apart assets for a sinking or other analogous fund for the purchase, redemption, defeasance, retirement or other acquisition of payments under the currently existing subordinated notes.

     Fixed Charge Coverage Ratio. Dick’s is obligated to maintain a fixed charge coverage ratio, of not less than 1.0 to 1.0, as calculated in accordance with the terms and definitions determining such ratio contained in the amended and restated senior secured revolving credit facility.

     Defaults. Dick’s amended and restated senior secured revolving credit facility also contains customary events of default, including a cross-default to certain other debt, breaches of representations and warranties, change of control events and breaches of covenants.

     Security. The obligations of Dick’s under the amended and restated senior secured revolving credit facility are secured under various collateral documents (including a security agreement, pledge agreement, blocked account agreements, concentration account agreement, disbursement account agreements, and a trademark security agreement) by interests in substantially all of Dick’s personal property (excluding store and distribution center equipment and fixtures), including the pledge of the stock of Dick’s wholly-owned subsidiaries, including Galyan’s and its subsidiaries upon completion of the Offer and consummation of the Merger.”

     3. On page 44 of the Offer to Purchase, under the heading “Fees and Expenses,” the second full paragraph is hereby amended and restated in its entirety as follows: “Merrill Lynch & Co. has also provided financial advisory services to Dick’s in connection with the Offer and the Merger. Merrill Lynch had agreed to provide certain financing in connection with the transaction, if necessary. However, since Dick’s should receive adequate financing to complete the Offer and the Merger under its amended and restated senior secured revolving credit facility entered into with General Electric Capital Corporation, there should be no need to for Dick’s to enter into any credit facility with Merrill Lynch. See Section 12 — “Source and Amount of Funds.” Dick’s has agreed to indemnify Merrill Lynch and related parties against certain liabilities in connection with its engagement of Merrill Lynch and its affiliates, including certain liabilities under U.S. federal securities laws.”

Item 11.      Additional Information

     Item 11 of the Statement, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

     On July 23, 2004, Dick’s and Purchaser obtained clearance from the Indiana Securities Division to proceed with the takeover offer of Galyan’s as set forth in the Merger Agreement. Due to the fact that the Galyan’s is an Indiana corporation, Dick’s and Purchaser were required to filed this Statement and all related documentation with the Indiana Securities Commissioner pursuant to the Indiana Takeovers Act. On July 19, 2004, the Indiana Securities Commissioner conducted a hearing to evaluate the Offer as set forth in this Statement and related documentation. The final order of the Indiana Securities Division, dated July 23, 2004, states that the takeover offer of Purchaser to acquire all of the issued and outstanding stock of Galyan’s complies with the Indiana Takeovers Act, and that the Offer may proceed accordingly.

Item 12.      Exhibits

     Item 12 of the Statement, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

(b)(9)	Second Amended and Restated Credit Agreement, dated as of July 28, 2004 among Dick’s Sporting Goods, Inc., the Lenders Party thereto and General Electric Capital Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DICK’S SPORTING GOODS, INC.
Date: July 28, 2004	By:	/s/ Michael F. Hines
	Name:	Michael F. Hines
	Title:	Executive Vice President and Chief Financial Officer

DIAMONDBACKS ACQUISITION INC.
Date: July 28, 2004	By:	/s/ Michael F. Hines
	Name:	Michael F. Hines
	Title:	Secretary